

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 5, 2006

Mr. James Screaton
Vice President, Finance and Chief Financial Officer
Sky Petroleum, Inc.
401 Congress Avenue, Suite 1450
Austin, TX 78701

> **Re:** **Sky Petroleum, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2005**
> **Filed May 24, 2006**
> **Response Letter Dated May 24, 2006**
> **File No. 333-99455**

Dear Mr. Screaton:

We have reviewed your Form 10-KSB and Form 10-KSB/A for the Fiscal Year Ended December 31, 2005 and response letter dated May 24, 2006, and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Operations, page 32

1.   We note that you continue to present your expenses based upon the nature of expense, which you may present in the footnotes to your consolidated financial statements. In future filings, please present your expenses based upon the function of the expense. In other words, reclassify consulting services, officers' salaries and wages, and professional fees to general and administrative expense, selling expense, or other general expenses, as appropriate. Refer to Rule 5-03 of Regulation S-X for additional guidance.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Ryan Milne at (202) 551-3688, or Sandy Eisen at (202) 551-3864, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

                                                            Sincerely,

                                                            April Sifford
                                                            Branch Chief

cc: via facsimile
        Kenneth Sam, Esq.
        Dorsey & Whitney LLP
        (303) 629-3450 (Fax)